Exhibit 21.01

Our principal subsidiaries as at February 6, 2020 were:

Company Name	Voting Interest	Jurisdiction of Organization
CME Bulgaria B.V.	94%	Netherlands
BTV Media Group EAD	94%	Bulgaria
Radiocompany C.J. OOD	69.56%	Bulgaria
TV NOVA s.r.o.	100%	Czech Republic
Pro TV S.R.L.	100%	Romania
CME Slovak Holdings B.V.	100%	Netherlands
MARKÍZA-SLOVAKIA, spol. s r.o.	100%	Slovak Republic
PRO PLUS d.o.o.	100%	Slovenia
POP TV d.o.o.	100%	Slovenia
Kanal A d.o.o.	100%	Slovenia
Pro Digital S.R.L.	100%	Moldova
Central European Media Enterprises N.V. (in liquidation)	100%	Curacao
CME Media Enterprises B.V.	100%	Netherlands
CME Programming B.V.	100%	Netherlands
CME Investments B.V.	100%	Netherlands
CME Media Services Limited	100%	United Kingdom
CME Services s.r.o.	100%	Czech Republic
CME Media Enterprises Limited	100%	Bermuda